FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  __✓    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No      ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

an announcement on the completion of the issue of corporate bonds by a wholly-owned subsidiary of China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”), made by the Registrant on September 5, 2008.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

ISSUE OF CORPORATE BONDS

China Netcom (Group) Company Limited, the wholly owned subsidiary of China Netcom Group Corporation (Hong Kong) Limited, completed the issue of the corporate bonds for the year 2008 of an aggregate amount of RMB5 billion.

Reference is made to the announcement made by China Netcom Group Corporation (Hong Kong) Limited (the “Company”) on 1 September 2008.  The Company announces that the Company's wholly owned subsidiary, China Netcom (Group) Company Limited, completed the issue of the corporate bonds for the year 2008 of an aggregate amount of RMB5 billion on 5 September 2008.  The term of the corporate bonds is 5 years with a coupon rate of 5.29% per annum, which will remain unchanged during the term of the corporate bonds.  Interests will accrue from 3 September 2008.

By order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zuo Xunsheng Chairman and Chief Executive Officer

Hong Kong, 5 September 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors, and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Huo Haifeng

By  /s/ Mok Kam Wan

Name:    Huo Haifeng and Mok Kam Wan

Title:      Joint Company Secretaries

Date: September 5, 2008